REFERENCE FORM

2024

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2024

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80")

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Gustavo Lopes Rodrigues. The Investor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2024, 12/31/2023 and 12/31/2022.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	The information contained on the Company's website is not an integral part of this Reference Form. https://www.itau.com.br/relacoes-com-investidores/en/
Last update of this Reference Form	08/05/2025

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 7.1D, 7.3, 7.4 and 7.8	06/11/2025
V3	Updated items: 7.3, 7.4 and 7.8	06/24/2025
V4	Updated items: 3.1, 3.2 and 8.1	08/05/2025

3.1 Projections should identify:

Information provided in this item on business prospects, projections and operational and financial targets is solely forecasts based on Management's current expectations in relation to the future of the Bank. These prospects are highly dependent on market conditions and the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may substantially differ from those stated in this forward-looking information.

This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future developments and financial trends that affect our activities.

In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may substantially differ from those stated in this forward-looking information.

Words such as "believe", "may", "should", "estimate", "continue", "anticipate", "intend", "expect" and the like are used to identify forward-looking statements, but are not the only way to identify such statements.

a) subject matter of the projection

These projections are calculated based on the financial statements under BRGAAP, based on:

a.1) Accumulated variation in the 12-month period:

Total loan portfolio, including financial guarantees provided and corporate securities;
Financial margin with clients;
Commissions and fees and result from insurance operations; and
Non-interest expenses.

a.2) Accumulated amount in the 12-month period:

Financial margin with the market; and
Cost of credit, composed of expected loss expenses, recovery of loans written off as losses, and discounts granted;

a.3) Expected income tax and social contribution rate.

b) projected period and the period for which the projection is valid

Projected period: Fiscal year 2025;
Project validity: This year or until Management states otherwise.

c) assumptions considered, stating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under the control of Management for fiscal year 2025

Guidance disclosed to the market is based on the assumed alignment with the bank's projected budget for the year. The budgets for results and balances of loan operations balance and of equity accounts are evaluated to ensure this alignment. The range disclosed is defined according to management's expectations. It is worth pointing out that regular analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to

changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, it is possible to assess the need for possible changes in public expectations. This guidance does not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2025

This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors:

- General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets;
- General economic and political conditions abroad, particularly in the countries where we operate;
- Disruptions and volatility in the global financial markets;
- Increases in compulsory deposits and reserve requirements;
- Government regulations and tax laws, and respective amendments thereto;
- Regulation and liquidation of our business on a consolidated basis;
- Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure;
- Holders of our shares and ADSs may face difficulties to receive dividends;
- Failure or hacking of our security and operational infrastructure or systems;
- Our ability to protect personal or other data;
- Fiercer competition and consolidation of the sector;
- Changes in our loan portfolios and the value of our securities and derivatives;
- Losses associated with counterparty exposure;
- Our exposure to the Brazilian public debt;
- Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves;
- Efficiency of our risk management policies;
- Damage to our reputation;
- Ability of our controlling stockholder to run our business;
- Difficulties to integrate new or merged business;
- Impact of environmental and social issues;
- The effects of pandemics and health crises may adversely affect the future results of our operations and impact the market price of our securities; and
- The Company's other risk factors are listed in item 4.1 Describe Risk Factors of this Reference Form.

d) guidance information

Projections for fiscal year 2025

The table below presents the revised projections for fiscal year 2025, according to the Material Fact disclosed on August 5th, 2025.

	Consolidated	Reviewed
Total credit portfolio[1]	Growth between 4.5% and 8.5%	Maintained
Financial margin with clients	Growth between 7.5% and 11.5%	Growth between 11.0% and 14.0%
Financial margin with the market	Between R$1.0 bn and R$3.0 bn	Maintained
Cost of credit[2]	Between R$34.5 bn and R$38.5 bn	Maintained
Commissions and fees and results from insurance operations[3]	Growth between 4.0% and 7.0%	Maintained
Non-interest expenses	Growth between 5.5% and 8.5%	Maintained
Effective tax rate	Between 27.0% and 29.0%	Between 28.5% and 30.5%

(1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, discounts granted and Recovery of Losses Written of as Losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

It is important to mention that, as of February 2025, the company considers a cost of capital of around 15.0% p.y. in the management of its businesses.

3.2 If the issuer has disclosed guidance over the last three fiscal years:

a) Inform which ones are being replaced by new projections included in the form and which ones are the same in the form

For the 2025 projections, indicators presented and monitored are: **(i)** total loan portfolio, **(ii)** financial margin with clients, **(iii)** financial margin with the market, **(iv)** cost of credit, **(v)** commissions and fees and result from insurance operations, **(vi)** non-interest expenses, and **(vii)** effective income and social contribution tax rate. In comparison with 2024, the perspectives presented remain the same.

b) with respect to projections related to periods already elapsed, compare the data projected with the effective performance of indicators, clearly stating the reason for any deviations from projections

Projections for fiscal year 2024

The table below indicates the Projections made for the fiscal year 2024.

	Actual	Guidance	Actual Ex- Argentina	Growth on a comparable basis[4]
Total credit portfolio[1] Total credit portfolio ex- fx variation	15.5% 10.2%	9.5% 12.5%		
Financial margin with clients	7.1%	4.5% 7.5%	8.3%	5.5% 8.5%
Financial margin with the market	R$4.4 bn	R$3.0 bn R$ 5.0 bn		
Cost of credit[2]	R$34.5 bn	R$33.5 bn R$36.5 bn		
Commissions and fees and results from insurance operations[3]	7.2%	5.0% 8.0%	7.7%	5.5% 8.5%
Non-interest expenses Core costs[5] below inflation	6.8% 4.4%	4.0% 7.0% IPCA 12M: 4.83%	8.0%	5.0% 8.0%
Effective tax rate	29.5%	29.5% 31.5%		

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. (4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina. (5) Calculated based on Brazil core expenses.

Reasons for deviations:

Loan portfolio: the higher-than-expected growth is mainly due to fx variation on the loan book in foreign currency.

Projections for fiscal year 2023

As Material Fact disclosed on November 6th, 2023, the Company decided to reaffirm and normalize the projection released to the market due to the sale of the operations of Bank Itaú Argentina S.A. Excluding the impacts of the sale of the operations in Argentina from the projections, the guidance previously disclosed was reaffirmed.

	Consolidated	
	Actual	Guidance
Total credit portfolio[1]	**3.1%**	between **5.7%** and **8.7%**
Financial margin with clients	**12.5%**	between **12.5%** and **15.5%**
Financial margin with the market	**R$3.3 bn**	between R$**1.6bn** and R$**3.6bn**
Cost of credit[2]	**R$36.9 bn**	between R$**36.5bn** and R$**40.5bn**
Commissions and fees and results from insurance operations[3]	**5.3%**	between **4.7%** and **6.7%**
Non-interest expenses Consolidated efficiency ratio Brazil efficiency ratio	**6.5%** 39.9% 37.9%	between **4.0%** and **8.0%** Consolidated efficiency ratio below 40% and below 38% in Brazil
Effective tax rate	**28.1%**	between **26.7%** and **28.7%**

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for deviations:

Loan portfolio: the lower-than-expected growth is mainly due to fx variation on the loan book in foreign currency, lower-than-expected demand for corporates in Brazil in the first half of the year, and lower-than-expected growth of the payroll loans.

Projections for fiscal year 2022

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	**11.1%**	growth between **15.5%** and **17.5%**	**14.2%**	growth between **19.0%** and **21.0%**
financial margin with clients	**27.2%**	growth between **25.0%** and **27.0%**	**27.7%**	growth between **26.5%** and **28.5%**
financial margin with the market	**R$2.9 bn**	between **1.0 bn** and **3.0 bn**	**R$1.4 bn**	between **0.3 bn** and **2.3 bn**
cost of credit[3]	**R$32.3 bn**	growth between **28.0 bn** and **31.0 bn**	**R$30.2 bn**	between **26.0 bn** and **29.0 bn**
commissions and fees and results from insurance operations[1]	**7.8%**	growth between **7.0%** and **9.0%**	**8.3%**	growth between **7.5%** and **9.5%**
non-interest expenses	**6.7%**	growth between **3.0%** and **7.0%**	**7.2%**	growth between **3.0%** and **7.0%**
effective tax rate	**30.1%**	between **30.0%** and **33.0%**	**31.6%**	between **31.0%** and **34.0%**

[illegible]

Reasons for deviations from projections:

Loan portfolio: The lower-than-expected growth in Brazil is mainly due to more conservative credit granting measures in higher risk portfolios and lower demand for credit in the wholesale segment. The lower-than-expected growth on a consolidated basis reflects the lower growth in Brazil.

Financial margin with clients: The higher-than-expected growth on a consolidated basis is due to the better average spread of the loan portfolio due to the more favorable mix of clients and products, in addition to the higher margin in funding due to higher interest rates in Brazil and in operations in Latin America.

Cost of credit: the higher-than-expected level in Brazil is due to the provision in connection with the event subsequent to the closing date of the 2022 fiscal year of a one-off case of a large company that had filed for court-supervised reorganization. The higher-than-expected level on a consolidated basis reflects the higher provisioning in Brazil.

Non-interest expenses: higher-than-expected growth in Brazil is due to higher-than-expected inflation.

c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced

The table below shows the revised guidance for 2025 results.

	Consolidated	Reviewed
Total credit portfolio[1]	Growth between 4.5% and 8.5%	Maintained
Financial margin with clients	Growth between 7.5% and 11.5%	Growth between 11.0% and 14.0%
Financial margin with the market	Between R$1.0 bn and R$3.0 bn	Maintained
Cost of credit[2]	Between R$34.5 bn and R$38.5 bn	Maintained
Commissions and fees and results from insurance operations[3]	Growth between 4.0% and 7.0%	Maintained
Non-interest expenses	Growth between 5.5% and 8.5%	Maintained
Effective tax rate	Between 27.0% and 29.0%	Between 28.5% and 30.5%

(1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, discounts granted and Recovery of Losses Written of as Losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for deviations from projections:

Financial margin with clients: the update in the expected NII with clients is mainly due to the positive impact of both product mix and segment mix to a more profitable portfolio than originally expected. In addition to that, the liability margin has performed better, driven by higher volumes.

Effective tax rate: the update in the expected effective tax rate is mainly due to the expectation of a higher NII with clients for the year.

8.1. Describe the policy or practice for compensation of the board of directors, statutory and non-statutory board of officers, Fiscal Council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

a. the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be found on the web

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best local and international practices, as well as at ensuring consistency with our risk management policy.

Formally approved on February 27, 2025 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders' interests. The guidelines in the Compensation and Clawback Policy ("Compensation Policy") also apply to the companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific local laws and markets, at the discretion of the Personnel Department. The Management Members' Compensation Policy is available on https://www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Management Members' Compensation and Clawback Policy.

On October 31, 2024, the Extraordinary General Stockholders' Meeting approved the update of the Stock Grant Plan (Stock Grant Plan) in order to consolidate general rules on long-term incentive programs involving stock grants to management members and employees of the Company and its direct and indirect controlled companies, in accordance with CVM Resolution No. 81/2022. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee, we find the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 8. The Stock Grant Plan is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Stock Grant Plan.

Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer's shares equivalent to ten times the CEO's annual fixed compensation and to five times the annual fixed compensation of other members, with a compliance period of up to five years after taking over their duties. On December 31, 2024, all Executive Committee members complied with the minimum ownership requirement.

The Issuer also has a Stock Option Granting Plan ("Stock Option Plan") for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by their share appreciation. No option has been granted under our Stock Option Plan since 2012.

For further information on the Stock Option Plan, please see subitems 8.4, 8.5, 8.6, 8.7 and 8.8. The Personnel Committee is responsible for making institutional decisions and supervising the implementation and operation of the Stock Option Plan.

For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 7.1 of the Reference Form available on the website https://www.itau.com.br/investor-relations > Results and Reports > Regulatory Reports > Reference Form. For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements.

b. the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating:

i. the issuer's bodies and committees that take part in the decision-making process, identifying how they do so

We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include:

Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruitment and severance programs.	Discussing, analyzing and supervising the implementation and operation of existing compensations models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the total compensation amount for management members to be submitted to the Annual Stockholder's Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management members' compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include:

i.i. In relation to the Stock Option Plan:

a. being responsible for institutional decisions and overseeing their implementation and operation; and

b. approving grants of Simple Options.

i.ii. In relation to the Partners Program:

a. being responsible for the rules related to the appointment and removal of beneficiaries.

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through:
· commissioning salary surveys conducted by specialized consultants, which must fully comply with the Antitrust Law;

· participating in surveys always conducted by other banks on an anonymous basis and only through specialized companies, which must fully comply with the Antitrust Law;

· and participating in specialized forums, even alongside some competitors, aiming only to exchange administrative and operational experiences on the best market practices regarding compensation and benefits, and provided that no type of competitively sensitive information is disclosed at these forums by any participant, in any form or by any means (such as amounts, values, ranges, percentages, payment frequency, and benefits).

iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors assesses the adequacy of the Issuer's compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements to the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

c. composition of compensation, indicating:

i. description of the different compensation elements, including, in relation to each of them:

Composition of the annual compensation of members of the Board of Directors, Board of Officers, Supervisory Council and Audit Committee

Board of Directors (1) (2) (3)

Fixed monthly compensation
Amount of fees in cash approved at the Annual General Stockholder's Meeting

Annual fixed compensation
Stock-based compensation approved at the Annual General Stockholder's Meeting

Annual variable compensation
Stock-based compensation approved only in the event of resolution of the Compensation Committee, subject to the guidelines of CMN Resolution n.° 5,177 and limited to the extent determined by the Annual General Stockholder's Meeting.

Board of Officers (2) (5)

Fixed monthly compensation
Amount of fees in cash approved at the Annual General Stockholder's Meeting

Benefits plan
Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance

Annual variable compensation
Statutory profit sharing (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders' Meeting.

Supervisory Council

Fixed monthly compensation
Fees in cash approved at the Annual General Meeting

Audit Committee (3) (4)

Fixed monthly compensation
Fees in cash set by the Board of Directors.

Fixed annual compensation
Audit Committee members may receive fixed annual compensation (stock fees) if approved by the Compensation Committee.

(1) Should the member of the Board of Directors be also part of the Board of Officers of Itaú Unibanco or its controlled companies, their compensation will be subject to the model for Officers. Currently, none of our members are in this situation. The members of the Board of Directors who are also members of our statutory and non-statutory committees, including our controlled companies and associates, as a rule, are not compensated for participating in said committees. The non-management member of the Compensation Committee is compensated for performing their duties in said Committee.

(2) The maximum compensation amounts are determined based on the limits imposed by Article 152 of the Brazilian Corporate Law.

(3) Members of the Board of Directors receive benefits if they have previously been officers of the Company, and members of the Audit Committee may receive benefits.

(4) For those Audit Committee members who are also members of the Board of Directors, the compensation policy provided for only one of the bodies is adopted.

(5) Based on the policy adopted, executives who participate in external committees and/or are elected for any board of the conglomerate are not compensated.

-objectives and alignment to the issuer's short-, medium- and long-term interests

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer has a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as to align the interests of the program's members with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate the development, individual commitment and retention of management members, since stock-based payments are made in the long term.

- the proportion of each element to total compensation in the past three years

Body	Year	Monthly Fixed Compensation	Annual Fixed Compensation	Annual Variable Compensation	Benefits
Board of Directors	2024	31%	24%	43%	2%
	2023	22%	16%	60%	1%
	2022	24%	18%	56%	2%
Board of Officers	2024	9%	0%	89%	1%
	2023	9%	0%	89%	1%
	2022	9%	0%	90%	1%
Fiscal Council	2024	100%	0%	0%	0%
	2023	100%	0%	0%	0%
	2022	100%	0%	0%	0%
Audit Committee	2024	85%	15%	0%	0%
	2023	100%	0%	0%	0%
	2022	100%	0%	0%	0%

- calculation and adjustment methodology

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

The compensation to members of the Board of Directors is in line with market practices and considers the members' *curricula vitae*, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid to these members. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences.

Board of Directors:

a. Monthly fixed compensation: it is in line with market practices and revised frequently enough to attract qualified professionals.

b. Annual fixed stock-based compensation: the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer.

c. Annual variable stock-based compensation: for variable stock-based compensation paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation considers Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a. Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, also providing mobility across our different businesses. Fixed compensation amounts are defined considering market competition.

b. Annual variable compensation (1):



The annual variable compensation takes into account three main factors:
Performance of the officer
The result of the applicable business area
Financial results of the company

(1) Within the limits established by legislation, the compensation of Officers in charge of internal controls, risk management, compliance and internal audit departments is not linked to the performance of the business areas they control and assess to avoid any conflicts of interest. However, even though compensation is not impacted by the results of business areas, it is still subject to the impact from the Company's results.

b. i. Distribution of annual variable compensation (2):


Regarding the annual variable compensation:
30% is paid in cash on demand
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70% is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year

(2) In accordance with Resolution No. 5,177 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred.

b. ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:

Delivery of preferred shares


They are awarded in the year following the performance year to which they refer.
Of the total amount granted, one third is paid out each year for a period of three years.
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Performance year
Grant year
Year 1
Year 2
Year 3
Delivery years
The share price used to make up the compensation payable in shares or stock-based instruments is the average closing price of Itaú Unibanco Holding's preferred shares on B3 in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the grant or delivery date ("Pricing Period"), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected date of the event.
These installments are subject to Malus and may be reduced or not paid if there is a significant reduction in our recurring profit or a negative result in the applicable business area during the deferral period, except when the reduction or a negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are unrelated to the actions or omissions of the board of officers and/or board of directors. The Compensation Committee may decide to apply Malus even in these cases.

Fiscal Council: Fiscal Council members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the fiscal council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: Audit Committee members are paid only a monthly fixed compensation amount and may receive benefits and annual fixed compensation. For those Audit Committee members who are also members of the Board of Directors, the compensation policy of only one of the bodies is adopted.

i. main performance indicators taken into consideration, including ESG indicators, if applicable:

i. Board of Directors

The fixed compensation of the Board of Directors is not impacted by performance indicators.

To ensure compatibility with long-term value creation, the payment of variable stock-based compensation to members of the Board of Directors takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

ii. Officers

The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities for the year discussed together with the officer who is being evaluated.

Our executives are evaluated based on joint discussions (Evaluation Committees) that take into consideration the executives' deliverables (targets achieved), their compliance with our culture-based behaviors (Behavioral Evaluation), and on the inputs found in the reporting process as well:

Performance measurement


Officers
The evaluation process is carried out annually and takes into account what was defined as a priority for the year
Targets
Carried out based on the results of deliverables that reflect financial indicators, customer satisfaction and transformation.
Behavioral evaluation
A 360-degree evaluation of the professionals' compliance with our culture, taking into account the following pillars: client, we don't have all the answers, results, diversity and inclusion, we have each other's back, and leadership.
Rapporteur
Carried out by an independent executive who seeks to capture inputs, through interviews, to ensure a more robust evaluation to support the development of the person being evaluated.
Evaluation committees
Carry out a joint discussion with a comprehensive view factoring in targets, behavioral evaluation, rapporteur and other factors that impacted the executives' year aimed to define the executive's performance.

c. ii - reasons that justify the composition of the compensation

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer has a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as to align the interests of the program's members with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate the development, individual commitment and retention of management members, since stock-based payments are made in the long term.

c. iii - the existence of members not compensated by the Issuer and the reason for this fact

There are no members who are not compensated.

d. the existence of compensation paid by direct or indirect subsidiaries, controlled companies or controlling stockholders

The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.19), and the amounts indicated in this item 8 already include the total compensation paid by the Issuer and its controlled companies.

e. the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer's stockholding control

There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer's discretion.